UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS

---X
SIX DIMENSIONS, INC.,

Plaintiff,

- against -

PERFICIENT, INC. and LYNN M. BRADING,

Defendants.
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VERIFIED COMPLAINT

Plaintiff Six Dimensions, Inc. ("Dimensions") by and through its attorneys, The Bostany Law Firm PLLC, brings this Complaint against Defendants Lynn M. Brading and Perficient, Inc. alleging as follows:

NATURE OF THE CASE

DIMENSIONS is a digital marketing firm providing software and application support to its corporate customers as well as inventive and digital marketing alternatives. To effectuate its corporate purpose, DIMENSIONS relies upon highly trained coders and technical employees that both service existing corporate accounts and assist the Plaintiff in meeting the challenges of a highly competitive and fast moving market. In order to protect itself against the unfair solicitation and loss of employees that are integral to the Company's survival and success, employees are asked to agree to a non-solicitation provision in a very brief contract before joining the Company.   DIMENSIONS also relies upon trade secrets in methods, strategies and technical design and staff agrees also to not disclose it. Here, the non-solicitation and trade

secret agreements were broken at the behest, approval and to benefit Plaintiff's competitor,

Defendant Perficient. Perficient and its recruitment team then used this confidential information

to both raid Plaintiff's work force and service the same and similar customers.

PROCEDURAL HISTORY

The Plaintiff originally brought suit against Defendants herein in the Southern District of

New York in 2015, Docket No. 15cv8309(PGG).   On November 5, 2015, Hon. Paul G.

Gardephe, U.S.D.J., entered a preliminary injunction against Defendant Brading. On December

14, 2015, made some discovery rulings on the record. On April 13, 2016, the Court entered an

Order setting a briefing schedule for Motions. On March 28, 2017, the Court entered an Order

granting Defendants' Motions to Dismiss pursuant to Rule 12(b)(3). The Order was silent as to

the Defendants' 12(b)(6) Motions. Defendant Perficient's motion conceded that venue would be

proper in several states including Texas.

PARTIES

1. Dimensions is a corporation, duly organized and existing under the laws of the State

    of Nevada, with its principal place of business in New York.

2.   "Six Dimensions, Inc. is a corporation that was organized under the laws of the

    State of California on February 9, 2004 under the name Initial Koncepts, Inc. (d/b/a

    Six Dimensions). On June 27, 2014, Initial Koncepts converted to a Nevada

    corporation named Six Dimensions, Inc." *See* September 4, 2014 Information

    Statement filed with the SEC.

    http://www.sec.gov/Archives/edgar/data/1382219/000119312514332115/d746263d

    def14c.htm. See also,

    http://www.sec.gov/Archives/edgar/data/1382219/000119312514245690/d748872d sc14f1.htm

3. Subsequently, Six Dimensions, Inc. became a wholly owned subsidiary of 6D
Global Technologies, Inc.:

> "This Information Statement is being furnished to the shareholders
> of CleanTech Innovations, Inc. (the "Company") on or about
> September 4, 2014 in connection with: (i) the proposed share
> exchange (the "Exchange") with Six Dimensions, Inc., a Nevada
> corporation ("Six Dimensions") for 88,929,203 shares (the
> "Exchange Shares") of the Company's common stock, par value
> $0.00001 per share (the "Common Stock"); (ii) amendments to
> the Articles of Incorporation of the Company to(A) change the
> name of the Company to "6D Global Technologies, Inc." (the
> "Name Change")… and (v) conversion of the Company from a
> Nevada corporation to a Delaware corporation (the
> "Reincorporation")…As a result of the Exchange, Six Dimensions
> will become a wholly-owned subsidiary of the Company."

http://www.sec.gov/Archives/edgar/data/1382219/000119312514332115/d746263ddef14c.htm

4. Dimensions is now a wholly owned subsidiary of 6D Global Technologies, Inc.
(hereinafter "SIXD").

5. Perficient, Inc. is a Delaware corporation with offices located at 3700 Post Oak
Blvd., Houston, Texas.

6. Defendant Lynn M. Brading is an individual residing at 6523 Tree View Drive,
Liberty Township, Ohio 45044.

7.   Brading is a citizen of the State of Ohio.

8.   At all times relevant hereto, Jeanette Gomez was the Director of Recruiting at Perficient, Inc.

9.   Jeanette Gomez resides in the City of Austin, State of Texas.

10.   At all times relevant hereto, Jeanette Gomez was part of the recruiting department at Perficient, Inc.

JURISDICTION AND VENUE

11.   This Court's jurisdiction is based upon 28 U.S.C. §1332 in that the plaintiff and defendants are citizens of diverse jurisdictions and the amount in controversy exceeds $75,000 exclusive of interest and costs.

12.   Venue is proper in this District Court pursuant to the provisions of 28 U.S.C. 1391(b).

13.   Defendants derived and derive substantial revenue from interstate commerce.

14.   California law applies to claims against Defendant Brading pursuant to her contract with Plaintiff.

15.   Texas law applies to the claims against Defendant Perficient, Inc.

FACTUAL ALLEGATIONS

16. On or about August 24, 2014, Defendant Brading signed an employment agreement with Plaintiff ("Employment Agreement").

17.   Section 8(a) of the Employment Agreement states in sum and substance that Defendant Brading will not directly or indirectly solicit or recruit, any employee or consultant of Dimensions to work for a third party or assist any third party, person or entity to solicit, recruit or hire any employee or consultant of the company or knowingly engage in any activity that would cause any employee or consultant to violate any agreement with the company for a period of two

(2) years after termination.

18. On June 18, 2015, Defendant Brading signed a Termination Certification with Plaintiff reiterating the prohibition against solicitation and sharing of confidential information. (hereinafter "Separation Agreement").

19. Not long after acknowledging her obligations, Defendant Brading began breaching them by both soliciting Plaintiff's employees to leave Plaintiff and sharing confidential information with her new employer, Perficient, Inc.

20. On or about August of 2015, Defendant Brading became employed by Perficient, Inc.

21. Perficient, Inc., is a company with over 2,000 employees and a revenue of almost half a billion dollars as of 2014.

22. Plaintiff is a much smaller company.

23. Perficient competes with Plaintiff to do the same and similar work for the same and similar customers.

24. Brading, while employed by Perficient, provided its recruiting director, Gomez, and others, confidential information that she obtained while working for Plaintiff including the identities, experience and contact information of certain individuals that were employed by Plaintiff.

25. Gomez cooperated with Brading in the solicitation of Plaintiff's personnel via email and social media.

26. Prior to contacting any of Plaintiff's employees, Gomez was aware of the agreement between Brading and Plaintiff.

27. Prior to contacting any of Plaintiff's employees, Gomez inquired as to the existence of an agreement between Brading and Plaintiff.

28. Gomez utilized the information obtained from Brading to herself solicit Plaintiff's

personnel.

29.   Gomez attempted to persuade and did persuade numerous individuals, including

Aaron Price, to terminate their agreements with Plaintiff in September, October, and November

of 2015.

30.   On or about January 11, 2013, Aaron Price had executed an Agreement with Plaintiff,

promising not to solicit or induce any of Plaintiff's employees from leaving Plaintiff for at least 1

year after his separation from the Plaintiff. (hereinafter "Price Agreement")

31.   The Price Agreement further provided that he not divulge Trade Secrets for a period

of 1 year after termination, including but not limited to contact information; methods and

strategies to place or retain employees or clients; and ideas or improvements related to the

business of the Plaintiff.

32.   On or about October 27, 2015, Price, with the encouragement and consent of Gomez

and others, provided Perficient with a confidential contact information of certain individuals on

Plaintiff's confidential "Critical Staff" list which Perficient used to target those individuals to

leave Plaintiff's employ with the intent to disrupt Plaintiff's business operations and increase the

profit and capabilities of Perficient's business.

33.   Defendants were aware that the solicitation and recruiting of Plaintiff's employees

was a direct violation of contracts with the Plaintiff that would injure and did injure the Plaintiff.

34.   Defendants were aware that the use of confidential information concerning Plaintiff's

employees was a violation of contracts between the employees and Plaintiff and would injure

and did injure the Plaintiff herein in this State and elsewhere.

35.   Defendants were aware that the solicitation and recruiting of Plaintiff's employees

was a tortious act that would injure and did injure the Plaintiff.

36.   Defendants were aware that the solicitation and recruiting of Plaintiff's employees

was a direct violation of the non-compete clauses contained in the Plaintiff's employees contracts and that such violation would and did injure the Plaintiff financially.

37.   After being served with the Complaint in this action, on or about October 23, 2015, Defendant Brading sought to publish a disparaging post on the Six Dimensions, Inc. Twitter page which was intended to further harm the Plaintiff.

38.   Upon information and belief, after being served with a TRO and Preliminary Injunction prohibiting Brading from soliciting or sharing confidential information about Plaintiff's employees, Defendant Brading violated the injunction by causing the solicitation to continue by and through others, including Perficient's recruiting director, Jeanette Gomez.

COUNT I

TORTIOUS INTERFERENCE WITH CONTRACT

39.   The Plaintiff repeats and reiterates each and every allegation contained in paragraphs 1 through 38 above as though fully set forth at length herein.

40.   In August, September, October and November, Brading and Gomez were approaching employees in the Plaintiff's technical department upon which Defendant Brading was aware the Plaintiff relied in order to provide the technical services that are at the core of Plaintiff's business.

41.   Branding's and Gomez' actions were ratified and encouraged by defendant Perficient, Inc.

42.   Defendant Perficient, Inc. was a co-conspirator in the raid upon the Plaintiff's employees by not only accepting the personnel that were extracted from the Plaintiff, but by assisting and encouraging the solicitation with actual and/or constructive knowledge of the contracts with the Plaintiff that precluded the solicitation and sharing of confidential information.

43.   Perficient Inc.'s director of recruiting, Jeanette Gomez began affirmatively working with Brading in the solicitation.

44.   Gomez obtained confidential information about the Plaintiff's employees and used that information to solicit them for Perficient, Inc.

45.   Defendants asked and encouraged Plaintiff's employees to terminate their agreements with the Plaintiff and instead join Perficient.

46.   Defendants pitched Plaintiff's employees, claiming that Perficient offered benefits and economic advantages superior to those provided by the Plaintiff.

47.   Many of the employees that Defendants approached did not discuss with Plaintiff the offers/claims that Defendants were making to them, and instead, resigned from the Plaintiff's employ, immediately joining the workforce of Perficient thereafter.

48.   Said resignations caused by Defendants' improper solicitation of Plaintiff's employees, have caused substantial damage to Plaintiff and will cause Plaintiff to suffer further damage.

49.   The Plaintiff invested substantial resources in training the employees that Defendants solicited and Plaintiff relied upon the services that were provided by the groups of employees that Plaintiff solicited and resigned from Plaintiff's employ as a result of Defendants' improper solicitation.

50.   Plaintiff has lost not only the investment in training of the employees that Defendants solicited, but has lost the ability to provide for customer needs on a timely basis and has placed strain on other departments and other employees and Defendants' actions have impacted adversely the Plaintiff's good will and employee morale at the Plaintiff's company.

51.   There was a contract between the Plaintiff and each of the employees that separated from the Plaintiff's employ following solicitations from the Defendants.

52.   To date, the following employees terminated their agreements with Plaintiff after being solicited by the Defendants and began working for Perficient, Inc. (hereinafter "Extracted Workers":

First Name	Last Name	Departure Date
Sothea	Nim	11/18/2015
Nick	Whittenburg	10/21/2015
Eddie	Yao	10/23/2015
Dan	Klco	10/9/2015
Ryan	McCullough	11/10/2015
Aaron	Price	10/23/2015
Matt	Shields	10/22/2015

53.   The breach of the employees' contracts with the Plaintiff was induced by Defendants' solicitation.

54.   Defendants solicited each of Extracted Workers to breach their contract with the Plaintiff and work for Perficient.

55.   After such solicitation, the Extracted Workers did in fact terminate their contracts and/or stop working for the Plaintiff.

56.   Plaintiff has been damaged in its loss of good will, its loss in revenue from the employees that terminated their contracts with the Plaintiff, loss in resources invested in training the employees, and loss of employee morale in the amount of $1,159,688.00.

57.   Plaintiff seeks $1,159,688.00 in compensatory damages.

58.   Plaintiff seeks $250,000.00 in punitive damages against Defendant Brading for her tortious interference with contract.

59.   Plaintiff seeks $250,000.00 in punitive damages against Defendant Perficient, Inc. for its tortious interference with contract.

COUNT II

UNFAIR COMPETITION CALIFORNIA BUSINESS AND PROFESSIONS CODE
SECTION 17200 – Defendant Brading

60.   The Plaintiff repeats and reiterates each and every allegation contained in paragraphs 1 through 60 above as though fully set forth at length herein.

61.   California's statutory unfair competition laws broadly prohibit unlawful and unfair business acts. See California DPC §17200 *et seq.*

62.   It is an unfair practice for a former employee to assist a competitor in poaching and raiding the former employer's employee pool in order to both damage the former employer and enhance the employee pool of the new employer/Plaintiff's competitor.

63.   Here, Defendant Brading utilized her familiarity with the Plaintiff's employees to impermissibly approach them in a direct solicitation context.

64.   Defendant Brading approached employees to cause them to terminate their contracts with the Plaintiff and to enhance Plaintiff's competitor's workforce by joining Plaintiff's competitor's workforce.

65.   Defendant Brading was aware that the skills and talent provided by the employees that she was soliciting were integral to the Plaintiffs infrastructure and nevertheless sought them out to terminate their contracts with the Plaintiff, and succeeded in at least five instances where employees advised the Plaintiff that they were terminating their contracts with the Plaintiff. This occurred after these employees were approached and solicited by the Defendant herein, Lynn Brading.

66.   Ms. Brading was aware that her conduct was not only a tortious act under the laws of many states including California, the law of which she agreed would govern her acts, but she was also aware that her conduct directly violated an explicit provision of her contract with the

10

Plaintiff before she began her campaign to raid the Plaintiff's employee pool.

67.   Ms. Brading's conduct is clearly an unfair act under the California Business and Professions Code, which Ms. Brading blatantly violated in many respects by her conduct.

68.   Plaintiff seeks a permanent injunction as set forth in the *ad damnum* clause as to Brading along with attorney's fees and costs.

COUNT III

TORTIOUS INTERFERENCE WITH PROSPECTIVE ECONOMIC ADVANTAGE

69.   The Plaintiff repeats and reiterates each and every allegation contained in paragraphs 1 through 68 above as though fully set forth at length herein.

70.   Defendants knew that their interference with the relationship between the Extracted Workers and the Plaintiff would cause the Plaintiff financial harm.

71.   Defendants interference was independently tortious as it was in violation of the agreements between Plaintiff and Brading and between Plaintiff and Price.

72.   There was a reasonable probability that the Extracted Workers would have continued working on their assigned projects and would have renewed their placements on their assigned projects had they not been solicited unlawfully by the Defendants.

73.   The Defendants knew that their interference would cause and did cause the Extracted Workers to leave their assignments for the Plaintiff.

74.   The Extracted Workers would have provided economic advantages to the Plaintiff had they not terminated their contracts.

75.   The Extracted Workers terminated their contracts with the Plaintiff as a result of Defendants' solicitation and interference, would have enhanced the Plaintiff's ability to service customers, would have provided good will to the Plaintiff, and would have provided very real economic benefits to the Plaintiff in terms of billed hours for work that they were steadily

performing for the Plaintiff prior to their termination of their contracts with the Plaintiff.

76.   Had Defendants not interfered with the Extracted Workers, had they not solicited them, and had they not persuaded them to terminate their relationships with the Plaintiff, the Extracted Workers would have continued to work for the Plaintiff and caused the Plaintiff to earn substantial sums based upon the hours that they would regularly bill, income that ceased upon their termination of their relationships with the Plaintiff.

77.   Plaintiff had an ongoing business and contractual relationship with the Extracted Workers and Plaintiff was benefitting from those relationships by earning revenue and developing client relationships through its employees.

78.   Defendant Perficient, Inc. was at all relevant times aware of these business and contractual relationships.

79.   Perficient utilized methods which were dishonest, unfair, in order to and improperly interfere with Plaintiff's business relationships. Perficient obtained confidential information regarding Plaintiff's employees and employment agreements and in an improper, dishonest, or unfair manner utilized this information to interfere with Plaintiff's business relationships.

80.   Perficient induced, enticed, or otherwise encouraged Plaintiff's employees to breach their contractual and business relationships with Plaintiff by soliciting employees and employing said individuals in direct competition with Plaintiff.

81.   Perficient obtained confidential information from Plaintiff's employees in violation of their agreements and in an improper, dishonest, or unfair manner utilized this information to interfere with Plaintiff's business relationships.

82.   Perficient induced, enticed, or otherwise encouraged Plaintiff's employees to breach their contractual and business relationships with Plaintiff by soliciting employees and employing said individuals in direct competition with Plaintiff.

83.   Defendants' conduct will cause the Plaintiff irreparable harm because Dimensions invested invaluable training in its current employees and relies upon them to stay in business.

84.   Despite the issuance of a Preliminary Injunction on November 6, 2015, Defendants are continuing to interfere with Plaintiff's business by and through Gomez and others, and unless halted by this Court will continue to raid Dimensions' workforce.

85.   Plaintiff seeks $1,159,688.00 in compensatory damages against both Defendants.

86.   Plaintiff seeks $250,000.00 in punitive damages for tortious interference with prospective economic advantage as to Defendant Brading.

87.   Plaintiff seeks $3,000,000.00 in punitive damages for tortious interference with prospective economic advantage as to Defendant Perficient, Inc.

COUNT IV

BREACH OF CONTRACT

88.   Plaintiff repeats, reiterates, and realleges each and every statement in Paragraphs 1 – 87 as if fully set forth herein.

89.   Section 8(a) of the Employment Agreement states in sum and substance that Defendant Brading will not directly or indirectly solicit or recruit, any employee or consultant of Dimensions to work for a third party or assist any third party, person or entity to solicit, recruit or hire any employee or consultant of the company or knowingly engage in any activity that would cause any employee or consultant to violate any agreement with the company for a period of two (2) years after termination.

90.   On June 18, 2015, Defendant Brading signed a Termination Certification with Plaintiff reiterating the prohibition against solicitation and sharing of confidential information.

91.   Defendants were aware that their actions were in violation of the contracts of employment with Plaintiff.

92.   Defendant Brading actively solicited employees of Dimensions to leave Dimensions which direct solicitation is a breach of the Employment Agreement.

93.   Defendant Brading indirectly solicited Plaintiff's employees and engaged in activity that would cause Plaintiff's employees to terminate their agreements with Plaintiff.

94.   Defendant Brading shared confidential information concerning the Plaintiff's employees with Perficient, Inc. which was utilized by Perficient itself to join in Brading's solicitation and recruitment efforts with the ratification and assistance of Brading.

95.   As a result of Defendant Brading's breach of contract, Defendant Brading is liable to Plaintiff for damages including but not limited to compensatory, incidental and consequential damages.

96.   Plaintiff seeks $1,159,688.00 in compensatory damages against Defendant Brading.

COUNT V

UNFAIR COMPETITION as to PERFICIENT, INC.

97.   Plaintiff repeats, reiterates, and realleges each and every statement in Paragraphs 1 - 96 as if fully set forth herein.

98.   The aforesaid conduct by Perficient in utilizing Plaintiff's former employees to raid Plaintiffs workforce is unfair competition.

99.   Perficient did not utilize customary and lawful methods to recruit qualified employees with respect to the workers that were solicited to leave Plaintiff's workforce.

100.   Perficient could have placed advertisements and offered benefits to workers in an effort to attract the most qualified workers. Instead, Perficient utilized confidential information within the possession of Defendant Brading and other Extracted Workers in order to target Plaintiff's key workers in ways that Defendant Brading disclosed would be most effective.

101.   Defendants Perficient and Gomez, were fully aware that Defendant Brading was

breaching her confidentiality agreement by providing the identities, skill set, and knowledge base to Plaintiff's competitor Perficient which Perficient and Gomez utilized to persuade the Extracted Workers to leave Plaintiff's work force on short notice to Defendant Perficient and Gomez' economic gain and to the Plaintiff's economic loss.

102.   Defendants were aware that their tortious interference with the Extracted Workers' contracts would cause Plaintiff financial harm in that the Extracted Workers would not be able to fulfill obligations that Plaintiff made to its customers.

103.   One of the customers that Defendants were aware the subject workers were contracted to service, was Medtronix. Defendants were aware that if they persuaded McCullough to stop working for Plaintiff on short notice and begin working for Defendant Perficient, Inc., that Plaintiff would have a difficult time meeting its obligations to Medtronix.

104.   Upon information and belief, at the same time, Perficient, Inc. was pitching Medtronix to do business with Defendant Perficient instead of Plaintiff.

105.   Defendant Perficient, Inc. sought additional confidential information from Plaintiff's employee Ryan McCullough who was principally involved on behalf of Plaintiff in servicing its customer Medtronix. Defendants were aware that McCullough had a confidentiality agreement with Plaintiff not to disclose trade secrets and confidential information concerning Medtronix and other customers.

106.   Defendants were aware that McCullough was working on what is called an "RFP" for Medtronix, which proposes a work plan with specific computer coding methods and price points to Medtronix.

107.   Defendants persuaded McCullough to breach his confidentiality agreement with Plaintiff.

108.   Defendants Gomez and Perficient used confidential information concerning

McCullough that was supplied to them by Defendant Brading in breach of Defendant Brading's confidentiality agreement with the Plaintiff.

109.   Unlawfully and improperly competing with the Plaintiff, Defendants solicited and persuaded McCullough to stop working for Plaintiff and to stop servicing the Medtronix account on behalf of Plaintiff and to immediately begin proposing an RFP to Medtronix on behalf of Defendant Perficient.

110.   Defendants were aware of the existence of the confidentiality agreements and elected to conspire with each other and with Aaron Price, McCullough and others to breach those agreements.

111.   Shortly after leaving Plaintiff's employ and joining Perficient, Inc., McCullough proposed an RFP to Medtronix on behalf of Perficient, all in furtherance of the effort to persuade Medtronix to stop doing business with Plaintiff and to begin doing business with Perficient to Plaintiff's financial harm and Perficient's financial benefit.

112.   Perficient's conduct interfered with Plaintiff's ability to conduct its business with respect to servicing those customers that the Extracted Workers were assigned to, including Medtronix and others.

113.   Perficient's conduct was contrary to honest practice in commercial matters.

114.   Wherefore, Defendants are responsible to Plaintiff for damages incurred by their unfair competition.


COUNT VI

UNJUST ENRICHMENT


115.   Plaintiff repeats, reiterates, and realleges each and every statement in Paragraphs 1 –114 as if fully set forth herein.

116.   Defendants have been unjustly enriched by receiving the benefit of Plaintiff's

research and technical guidance without compensating Plaintiff.

117.   Plaintiff utilized its recruiting resources and training of the subject workers to not only recruit them but to prepare them and assign them to certain projects which Plaintiff was committed to by and through contacts with Plaintiff's customers.

118.   Defendant benefitted by the expenditure of these resources, by obtaining workers through unfair methods, that were already trained for certain projects and utilizing those workers to not only pitch the same customers for the same projects, but to use those workers for similar projects without needing to undergo the expenses of traditional recruitment efforts, and without needing to spend resources training them.

119.   Further, Defendant Perficient was unjustly enriched in its enhancement of its technical abilities by using confidential information supplied to it by Brading to obtain the most valuable technical staff that would enhance the ability to perform certain work and that would increase the profit margin of the company.

120.   The availability of certain technical staff was and is limited and it is and was a constant cause of concern for technical companies like Plaintiff and Perficient to be able to attract the most qualified technical staff in order to be able to attract the best customers.

121.   By utilizing unfair and tortious methods and misappropriating trade secrets, Defendant Perficient was able to broaden its capabilities, increase its profit while at the same time limiting Plaintiff's capabilities, decreasing Plaintiff's profit, and damaging Plaintiff's relationships with its existing customers.

122.   Wherefore, Defendant Perficient must turn over the profits that it obtained from being unjustly enriched to the Plaintiff herein.

COUNT VII

MISAPPROPRIATION, ACQUISITION OR THEFT OF TRADE SECRETS

123. Plaintiff repeats, reiterates, and realleges each and every statement in Paragraphs 1 – 122 as if fully set forth herein.

124. Defendant Perficient, Inc. is using and knowingly has used trade secrets in an effort to not only compete with Plaintiff, but to interfere with Plaintiff's relationships with its customers and employees.

125. Defendants impermissibly obtained, misappropriated, acquired and or participated in breach of a duty to Plaintiff in obtaining trade secrets from the Plaintiff.

126. The qualifications, performance, training and customer assignment of the Extracted Workers were not generally known.

127. At all times relevant hereto, Plaintiff employed substantial measures to preserve the confidentiality of its said business information.

128. The Extracted Workers signed Trade Secret agreements the same or similar to the Price Agreement described in paragraphs 30-31.

129. The ability of a competitor to obtain information about the particular training, customer assignment and job performance of Plaintiff's workers has substantial independent economic value.

130. Perficient, Inc. obtained the trade secrets for the purposes of both damaging the Plaintiff economically and at the same time advancing the competitive and economic standing of Perficient, Inc.

131. Perficient, Inc. utilized trade secrets to solicit Plaintiff's customers, including Medtronix, Inc.

132. Ryan McCullough an employee of Plaintiff formerly assigned to Plaintiff's

Medtronix account, was intimately involved in the preparation of what is known as an "RFP" to

Medtronix. RFP's abbreviations of "Request for Proposal" are used by both the vendor and the

customer to achieve a scope of work at an acceptable price to both parties.

133.   Upon information and belief, McCullough, at the behest, approval and

encouragement of Perficient, Inc. utilized his knowledge of the Plaintiff's RFP to Medtronix to

assist Perficient in preparing its own RFP to Medtronix, which Perficient used and is using to

persuade Medtronix to terminate its relationship with Plaintiff.

134.   While in Plaintiff's employ, Dan Klco, a computer programmer, authored a new

OSGi console plugin which he published on the Adobe Apache Sling website and advertised via

a blog on Plaintiff's website.

135.   Almost immediately after Klco joined Perficient, Perficient published a similar blog

on its own website touting the OSGi console plugin without authorization from Plaintiff.

136.   Upon information and belief, Klco, with the consent and encouragement of Perficient,

used Plaintiff's methods, strategies, processes and ideas to develop the same or similar OSGi

console for Perficient.

137.   The publication of the OSGi console has independent economic value to the company

on whole behalf the method is published as it enhances the reputation of the company.

138.   Defendant Perficient, Inc. and its employees used and are using Plaintiff's trade

secrets to obtain a competitive advantage that they would not otherwise have enjoyed.

139.   Defendants' use of Plaintiff's trade secrets provide an unfair competitive advantage to

Defendant Perficient, Inc.

140.   Plaintiff seeks $1,159,688.00 in compensatory damages against both Defendants.

COUNT VIII

VIOLATION OF UNIFORM TRADE SECRETS ACT Cal. Civ. Code § 3426

141.   Plaintiff repeats, reiterates, and realleges each and every statement in Paragraphs 1 –140 as if fully set forth herein.

142.   Defendant Brading obtained trade secrets from Plaintiff via improper means, breach of a duty, theft and/or misappropriation.

143.   Defendant Brading's conduct harmed Plaintiff as hereinbefore described to the extent of $1,159,688.00.

144.   Ms. Brading encouraged Plaintiff's employees including but not limited to Ryan McCullough to breach his contract with the Plaintiff by sharing trade secrets relating to Plaintiff's customers with Perficient, Inc. so that Perficient, Inc. could unfairly compete with the Plaintiff.

145.   Perficient utilized the Plaintiff's trade secrets to compete with the Plaintiff and is using Plaintiff's trade secrets to actively pitch Medtronix, Inc. to terminate its relationship with Plaintiff.

Jury Demand

Plaintiff Requests a trial by jury as to all issues

WHEREFORE, Plaintiff demands judgment against the Defendants as follows:

      i.   Compensatory damages against both Defendants jointly, severally and alternatively in the amount of $1,159,688.00;

      ii.   Punitive damages against Defendant Perficient, Inc. in the amount of $7,000,000.00.

      iii.   Attorneys' fees and Costs as provided by law.

Dated: September 5, 2017

Respectfully Submitted,

THE BOSTANY LAW FIRM, PLLC

By:___s/John P. Bostany_____
   John P. Bostany (JB1986)
   Attorneys for Plaintiff
   3 World Financial Center, 24th floor
   New York, New York 10281
   (212) 530-4400



VERIFICATION

MARK SZYNKOWSKI hereby declares, under penalty of perjury pursuant to 28 U.S.C. § 1746, as follows:

vp of finance [illegible]

1. I am the CFO of plaintiff in this action.

2. I have read the foregoing Complaint and know the contents thereof. The same is true to my knowledge except as to the matters stated to be alleged on information and belief and as to those matters I believe them to be true.

Dated: September 5, 2017

MARK SZYNKOWSKI